0-31066

P.E. 7/31/02

02050060

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

SEC MAIL RECEIVED PROCESSING
AUG 0 2 2002
WASH. D.C. 164 SECTION

For the month of July 2002

Rubicon Minerals Corporation
(Translation of Registrant's Name into English)

888 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX
OTCBB – SYMBOL: RUBIF

JULY 18, 2002

RUBICON CLOSES McFINLEY ACQUISITION, RED LAKE, ONTARIO

15,000 foot drill program targeted for the Fall, 2002

David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.TSX Venture)** is pleased to announce that, pursuant to its announcement on June 24, 2002, the Company has closed its acquisition of the high profile McFinley Mine property, located in the heart of the prolific Red Lake gold camp, Ontario. This acquisition now consolidates the Company's key McFinley Gold Project.

The McFinley Gold Project contains a shallow Inferred Mineral Resource of 334,007 *in situ* tons at an average grade of 0.20 oz/ton gold down to the 400 foot level whereas producing mines in the camp have development down to 6500 feet. This does not include numerous, spectacular high-grade drill intercepts including 5.84 oz/ton gold over 6.1 feet and 1.44 oz/ton gold over 14.1 feet and a zone with a published resource of 19,118 *in situ* tons grading 2.75 oz/ton gold (uncut). This published resource may not conform to National Instrument 43-101. These mineralized zones, combined with an additional four kilometres of high potential represent a geological setting comparable to the world class Campbell (Placer Dome) and Red Lake (Goldcorp) producing mines. The property has not been explored for 14 years and has only recently been consolidated by Rubicon. For more information on the property, please refer to Rubicon's news release dated June 24, 2002.

Preliminary work has commenced at McFinley including core retrieval, data compilation and geological sampling. These programs will be combined with an interpretation of surface and underground data to identify targets for a Phase I, surface drill program planned for the Fall, 2002. The Company plans to drill approximately 15,000 feet subject to receipt of a formal drill proposal from the Company's independent QP, John J. Watkins, P.Geo.

The acquisition costs are detailed in the Company's June 24, 2002 news release. The 500,000 shares issued in this transaction have a hold period until November 18, 2002. The Company has also signed a consulting agreement with Dominion Goldfields Corporation ("DGC") whereby DGC will provide various legal and negotiating services to the Company in consideration for 100,000 stock options exercisable at $1.15 per share until July 9, 2007.

In addition to McFinley, Rubicon is actively exploring its other Red Lake projects. At the **McCuaig project** (60% Rubicon, 40% Golden Tag), surface programs are underway leading up to a 10,000-foot drill program to commence mid-late August, 2002. On **RLJV properties** under option to AngloGold (Canada) Exploration Ltd., summer exploration programs, including limited diamond drilling (1500 feet) in the DMC target area, are in progress. Rubicon interprets the DMC to represent an extension of the prolific mine trend, host to over 25 million ounces of past gold production and current reserves in Red Lake. Additional geophysical and geological programs to develop drill targets in other priority target areas are also underway.

Rubicon is a well-funded junior exploration company with over 250 square kilometres of land in the prolific Red Lake gold camp of Ontario. The Red Lake camp hosts two, high-grade world-class gold mines including Goldcorp's Red Lake Mine which has reserves of 3.8 million ounces of gold with an average grade of 2.05 ounces of gold per ton in its High Grade Zone.

RUBICON MINERALS CORPORATION
David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX
OTCBB – SYMBOL: RUBIF

JULY 23, 2002

RUBICON ANNOUNCES GOLDEN PROMISE PROJECT ACQUISITION - NEWFOUNDLAND

Trenching discovers gold-bearing vein in area of 650 metre long boulder train

David W. Adamson, President and CEO of **Rubicon Minerals Corporation** (**RMX.TSX Venture**) is pleased to announce the discovery of a gold bearing vein structure on its recently acquired, 443 square kilometre, Golden Promise project, located approximately 15 kilometres southeast of the town of Badger, Newfoundland.

The Golden Promise project was acquired following the discovery by a local prospector of large gold-bearing boulders estimated to weigh up to 2.5 tonnes. Follow up work by Rubicon has established a 650 metre (~2100 feet) long by 15-20 metre (50-65 feet) wide area of boulders and rubble which, due to their quantity and angular nature, were interpreted to be very locally derived. ***Visible gold has been noted in at least 11 boulders over this strike length.*** *Grab samples of six of the gold bearing boulders collected by Rubicon geologists assayed* ***2.6 oz/ton gold (88.5 g/t) *, 0.73 oz/ton gold (24.9 g/t), 1.1 oz/ton gold, (37.2 g/t), 0.53 oz/ton gold (18.2 g/t) 1.4 oz/ton gold (46.9 g/t) and one boulder with spectacular visible gold that assayed 10.3 oz/ton gold (353.4 g/t).*** There is no record of any staking or previous exploration work in the area of this raw discovery. Additional boulders containing minor visible gold have also recently been discovered, 325 metres southeast and 300 metres northwest of the main gold bearing vein and are interpreted to be associated with a separate, parallel structure.

Mechanical trenching in the area of the high grade boulders commenced recently. **Bedrock has been reached in one trench and has exposed a banded quartz vein zone that is a minimum 1.6 metres to 2.5 metres true thickness. Visible gold has been noted in the vein zone that is now exposed intermittently over a 25 metre strike length.** Sampling of the newly exposed trench is in progress. Attempts to reach bedrock in two other parts of the boulder-rich area have been hampered to date by locally thick overburden. Additional trenching is being carried out in other parts of the boulder trend.

Rubicon has a 100% interest in approximately 835 claims comprising the Golden Promise property. An additional 692 claims have been acquired by option from a third party whereby Rubicon can acquire a 100% interest in 192 claims by making cumulative cash payments of $230,000 over four years ($15,000 in year one) and share payments of 100,000 (no shares in year one) over four years. Rubicon has also granted a 2% NSR royalty on the optioned claims, and has the right to buy a 1% NSR for $1,000,000 at any time.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

* Note: All assays by Eastern Analytical Labs using the metallic fire assay technique.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX
OTCBB – SYMBOL: RUBIF

JULY 31, 2002

RUBICON ACQUIRES ADDITIONAL DISTRICT-SIZE GOLD PROPERTIES IN NEWFOUNDLAND

Rubicon the dominant player in Newfoundland gold staking rush

David W. Adamson, President and CEO of **Rubicon Minerals Corporation** (**RMX.TSX Venture**) is pleased to announce that Rubicon has established several, large property positions on the Island of Newfoundland to cover a number of highly prospective gold targets. The acquisitions were spearheaded by Garfield MacVeigh of Rubicon following over one year of evaluation and targeting. Many of the acquisitions extend well beyond, and predate, a recent staking rush on parts of the Island.

David Adamson said: "Rubicon has already established itself as a force in the high-grade Red Lake gold district of Ontario. We have now moved to establish a similar dominance in Newfoundland. Competitive staking activity in Newfoundland only began in 1974 and until now, the Island has been the subject of sporadic, early stage exploration. This fact is in contrast to many of the major gold camps of Canada which have been in production for over 100 years. Although work is at an early stage, Rubicon's claims cover exciting new gold discoveries over a wide area which may represent a gold province in the making."

The new acquisitions are in addition to Rubicon's recently announced discovery (July 16, 2002 news release) of gold-bearing quartz veins on the **Golden Promise Project**, an area in which Rubicon controls 1527 claims (see attached map). Work is ongoing to further explore this raw discovery which has no record of any previous exploration work. Continued trenching and sampling of the exposed vein with visible gold has been limited by deep overburden and water inflow into the trenches. A 500 metre, 7-10 hole diamond drill program to test this new gold discovery is planned for mid August. The new acquisitions are summarized below:

- <u>Glenwood Trend</u>

Rubicon has acquired, through map staking and 8 separate option agreements, a large land position in an area of the Botwood Basin (referred to here as the Glenwood Trend). The property is adjacent to claims held by Barrick-Altius and is part of a larger area which has been the focus of recent competitive staking. Highlights of the properties, which cover a 55 kilometre prospective strike length, include:

1) Previous diamond drilling on the Golden Bullet property includes the following results:
   - ***0.48 oz/ton (16.5 g/t) gold over 26.0 feet [includes 2.98 oz/ton (102.2 g/t) gold over 2.5 feet;***
   - ***3.09 oz/ton (105.9 g/t) gold over 7.5 feet [includes 12.0 oz/ton (411.9 g/t) gold over 1.9 feet]; and,***
   - ***0.94 oz/ton (32.2 g/t) gold over 5.2 feet].***

2) High-grade gold ***up to 4.84 oz/ton (165.9 g/t) gold*** was returned from historical grab sampling of altered intrusives in the Mount Peyton linear. Several concentrations of gold bearing float assaying up to ***1.28 oz/ton (43.9 g/t) gold*** have been identified by prospectors over a 15 kilometre strike length. Previous exploration by Noranda, restricted mainly to the south end of the trend, intersected 0.23 oz/ton (7.9 g/t) gold over 3.28 feet in one drill hole.

3) Two large gold in till (panned till) anomalies (approximately 1km x 1.5km) containing anomalous (>1000 ppb) to extremely anomalous (up to 410,000 ppb) gold in the Jonathan's Pond area.

4) Coarse visible gold in float discovered on projection from known strong alteration and quartz vein zones associated with the Joe Batt's Pond linear. Gold in panned tills documented in several locations over a 10 km strike length along the Joe Batt's Pond linear. These 'float' occurrences imply the existence of possible high-grade gold veins which remain undiscovered.

5) Grab samples by previous operators on the Wings Point property at the northeast end of the Glenwood Trend returned a high value of 0.51 oz/ton (17.5 g/t) gold from a 0.5m wide vein and shear zone and a Fort Knox drill hole intersected 0.29 oz/ton (9.9 g/t) gold over 1.15m. The property remains underexplored.

- **Avalon Trend**

Rubicon has acquired 600 claims in four option agreements located approximately 18 kilometres west and northwest of St. John's, respectively. The claims are underlain by a gold-bearing epithermal system which has only recently been recognized by government geologists. Very limited work has been conducted in this belt and much of the trend has never been drilled. Significant values from the properties include: ***0.92 oz/ton (31.5 g/t) gold*** in angular float (Santana Property), 0.28 oz/ton gold (9.6 g/t) grab sample (Berg) and up to 0.13 oz/ton gold (4.4 g/t) in grab samples (Steep Nap) of spectacularly textured, hematitic, crustiform and chalcedonic quartz veins. The Steep Nap vein system extends over a minimum strike length of 600 metres (1970 feet). Presently known occurrences have generally been discovered as a result of recent road building and it is thought that the mineralization system may be of a considerably greater extent than is currently known. ***The Company controls a minimum of 45 kilometre strike length potential*** of this newly recognized system.

- **StarTrack Trend**

In November 2001, Rubicon announced the acquisition by staking and option of a significant property position east of Gander. Prospecting has led to the discovery of visible gold in narrow (5 cm) quartz veins over a strike length of 15 metres, within an extensive quartz-veined system containing multi-phase veins of up to one metre thick. Two ***grab samples from preliminary sampling contain 6.80 oz/ton (233.5 g/t) gold and 7.47 oz/ton (256.1 g/t) gold***. Work to date indicates that the quartz vein system extends for at least 1.5 kilometres and consists of numerous parallel quartz vein and stockwork systems over an 800 metre width. Additional assays from this area and other newly prospected parts of the property are pending. Silicified rocks and silicified breccias from the adjacent Stallion prospect area have returned up to 0.28 oz/ton gold (9.6 g/t gold) from recent grab sampling.

- **New World Trend**

The Company has acquired 457 claims that cover a 30 kilometre belt of sediments and volcanics and intrusive rocks adjacent to and within a major east-northeast trending structural zone. Six new visible gold occurrences (2 float and 4 *in situ* gold occurrences) have been discovered in the New World trend and recent grab samples from two of the visible gold occurrences have returned values of ***3.7 oz/ton (126.9 g/t) gold, 3.8 oz/ton (130.3 g/t) gold and 0.66 oz/ton (22.6 g/t) gold.***

Rubicon is carrying out ongoing prospecting and evaluation on all properties and is examining ways to maximize shareholder value from its Newfoundland holdings, including possible joint ventures and/or a spin-off of assets into a new public company.

Agreement terms for the properties are summarized, below:

1) Glenwood-Botwood Basin Trend

The Company has entered into seven option agreements to earn a 100% interest in a total of 1114 claims for an aggregate consideration of $478,000 cash over three to four years ($66,000 in year one), issuance of 210,000 shares (12,000 in year one) over four years and then by granting, in each case, a 2% NSR of which a 1% NSR can be purchased for amounts between $1 million to $2.5 million at any time. Rubicon has a 100% interest on an additional 2340 claims acquired by map staking. Two additional option agreements were disclosed in the Company's news release dated February 27, 2002.

2) Avalon Trend

The Company has four option agreements, in which it may earn a 100% interest in a total of 600 claims, for aggregate consideration of $290,000 cash ($52,500 in year one) and issuance of 145,000 shares (no shares in year one) over a three to four year period and then by granting, 2-3% NSR royalties of which 1%-2.0% NSR can be purchased for $1,000,000 to $2,000,000 in each option agreement.

3) StarTrack Trend

Terms of the StarTrack Property agreement were disclosed in November, 2001. One additional property has recently been acquired by option for aggregate consideration of $25,500 ($6,000 in year one) and issuance of $22,500 value in shares over three years and the granting of a 2% NSR. A 1% NSR can be purchased by the Company for $1 million at any time.

4) New World Trend

The Company has entered into an agreement on the New World Property to earn a 100% interest in 457 claims for an aggregate consideration of $57,000 over four years ($12,000 in year one) and the issuance of an aggregate of 45,000 shares (none issued in year one) over three years. The owner was granted a 2.0% NSR of which a 1.0% NSR can be purchased by the Company at any time for $1 million.

Rubicon Minerals is a well-funded junior exploration company with over 250 square kilometres of land in the prolific Red Lake gold camp of Ontario. The Red Lake camp hosts two, high-grade world-class gold mines including Goldcorp's Red Lake Mine, which has reserves of 3.8 million ounces of gold with an average grade of 2.05 ounces of gold per ton in its High Grade Zone. Included in Rubicon's Red Lake holdings is the **McFinley Gold Project,** recently optioned from Dominion Goldfields Corporation, which contains a published Inferred Mineral Resource of 334,007 *in situ* tons grading 0.20 oz/ton and high grade intercepts including **5.84 oz/ton gold over 6.1 feet and 1.44 oz/ton gold over 14.1 feet.**

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC CANADA V6E 4A6

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.

Rubicon Minerals Corporation

Newfoundland Gold Projects



Glenwood Break Trend
Point Leamington
Botwood
Bishops Falls
Grand Falls
Gander
Dominant land position in Botwood Basin in area of Barrick Play
Known gold showing
Rubicon
Other
Barrick-Altius
Roads
0 10 Miles
0 20 Kilometres
New World Trend
New gold occurrences up to 3.8 oz/ton in grab samples
0 10 Miles
0 20 Kilometres
Rubicon
Other
StarTrack Trend
Benton
Extensive quartz vein system
Visible gold recently discovered - grab samples up to 6.8 oz/ton
0 10 Miles
0 20 Kilometres
Rubicon
Newfoundland
Golden Promise Property
New discovery of gold-bearing vein close to high-grade boulders
Raw discovery
New Gold Discovery
Badger
Buchans
Rubicon
0 10 Miles
0 20 Kilometres
Avalon Trend
St. John's
45km of new epithermal system staked
Very little previous work
0 10 Miles
0 20 Kilometres
Rubicon

TSX venture EXCHANGE

July 15, 2002

Davis & Company
Barristers & Solicitors
2800 - 666 Burrard Street
Vancouver, BC V6C 2Z7

Attention: Donna L. Ornstein

Dear Sirs\Mesdames:

RE: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisition - Submission No. 76277

This is to confirm that the TSX Venture Exchange has accepted for filing an Option Agreement dated June 10, 2002 (the 'Agreement'), as amended June 18, 2002, among the Company, Dominion Goldfields Corporation (Beneficial Shareholders: Chris Theodoropoulos and Scottish Amicable Investment Managers Limited) and 1519369 Ontario Inc. (a wholly-owned subsidiary of Dominion Goldfields Corporation). Pursuant to the terms of the Agreement, the Company may acquire a 100% interest in the McFinley Mine Property consisting of 16 patented claims in the Township of Bateman, District of Kenora, Ontario. In addition to $100,000 cash paid on execution of the Agreement, as consideration the Company will pay $325,000 cash and issue 500,000 common shares upon closing. Beginning 12 months following closing, the Company will make annual advance royalty payments of $75,000 up to a maximum of $1.5 million. The Agreement also incorporates a sliding scale NSR.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6516 / FAX: (604) 844-7502 / EMAIL: john.watts@tsxventure.com.

Yours truly,

John M. Watts
~~Corporate Analyst~~
Corporate Finance

JMW/le
cc: Rubicon Minerals Corporation
File: ::ODMA\PCDOCS\DOCP\958458\1

TSX venture EXCHANGE

July 16, 2002

By Facsimile: (604) 623-3355

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, B.C.
V6E 4A6

Attention: Elizabeth Monger

Dear Sir\Madame:

Re: Rubicon Minerals Corporation (the "Company") - Submission #76408

We acknowledge receipt of your letter dated July 10, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Dominion Goldfields Corporation	100,000

The options are exercisable up to July 9, 2007 at a price of $1.15 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6516 / FAX: (604) 844-7502 / EMAIL: john.watts@tsxventure.com.

Yours truly,

John M. Watts
Corporate Analyst
Corporate Finance

JMW/le

File: ::ODMA\PCDOCS\DOCP\958849\1

TSX venture EXCHANGE

July 26, 2002

By Facsimile: (604) 623-3355

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, B.C.
V6C 4A6

Attention: Elizabeth Monger

Dear Sirs\Mesdames:

RE: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisition - Submission No. 76857

This is to confirm that the TSX Venture Exchange has accepted for expedited filing documentation of an Option Agreement dated May 22, 2002 (executed July 19, 2002) between the Company and Mr. William Mercer (the 'Optionor') whereby the Company may acquire a 100% interest in 692 claims (the Golden Promise Property, the 'Property') located southeast of the town of Badger in the Province of Newfoundland.

Consideration consists of 100,000 shares and total cash payments of $230,000 ($15,000 payable in the first year) payable over three years.

No Insider / Pro Group Participation

The Optionor will retain a 2% net smelter return royalty on the Property.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

RUBICON MINERALS CORPORATION
July 26, 2002
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\le

File: ::ODMA\PCDOCS\DOCP\967299\1

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL - ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

Item 1. Reporting Issuer

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Item 2. Date of Material Change

July 23, 2002

Item 3. Press Release

July 23, 2002, Vancouver, British Columbia

Item 4. Summary of Material Change

The Company announced the discovery of a gold bearing vein structure on its recently acquired, 443 square kilometre, Golden Promise project, located approximately 15 kilometres southeast of the town of Badger, Newfoundland.

Item 5. Full Description of Material Change

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) announced the discovery of a gold bearing vein structure on its recently acquired, 443 square kilometre, Golden Promise project, located approximately 15 kilometres southeast of the town of Badger, Newfoundland.

The Golden Promise project was acquired following the discovery by a local prospector of large gold-bearing boulders estimated to weigh up to 2.5 tonnes. Follow up work by Rubicon has established a 650 metre (~2100 feet) long by 15-20 metre (50-65 feet) wide area of boulders and rubble which, due to their quantity and angular nature, were interpreted to be very locally derived. Visible gold has been noted in at least 11 boulders over this strike length. Grab samples of six of the gold bearing boulders collected by Rubicon geologists assayed 2.6 oz/ton gold (88.5 g/t) *, 0.73 oz/ton gold (24.9 g/t), 1.1 oz/ton gold, (37.2 g/t), 0.53 oz/ton gold (18.2 g/t) 1.4 oz/ton gold (46.9 g/t) and one boulder with spectacular visible gold that assayed 10.3 oz/ton gold (353.4 g/t). There is no record of any staking or previous exploration work in the area of this raw discovery.

Additional boulders containing minor visible gold have also recently been discovered. 325 metres southeast and 300 metres northwest of the main gold bearing vein and are interpreted to be associated with a separate, parallel structure.

Mechanical trenching in the area of the high grade boulders commenced recently. Bedrock has been reached in one trench and has exposed a banded quartz vein zone that is a minimum 1.6 metres to 2.5 metres true thickness. Visible gold has been noted in the vein zone that is now exposed intermittently over a 25 metre strike length. Sampling of the newly exposed trench is in progress. Attempts to reach bedrock in two other parts of the boulder-rich area have been hampered to date by locally thick overburden. Additional trenching is being carried out in other parts of the boulder trend.

Rubicon has a 100% interest in approximately 835 claims comprising the Golden Promise property. An additional 692 claims have been acquired by option from a third party whereby Rubicon can acquire a 100% interest in the claims by making cumulative cash payments of $230,000 over four years ($15,000 in year one) and share payments of 100,000 (no shares in year one) over four years. Rubicon has also granted a 2% NSR royalty on the optioned claims, and has the right to buy a 1% NSR for $1,000,000 at any time.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officer**

Mr. Michael J. Gray, CFO
(604) 623-3333

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, the 24th day of July, 2002.

[signature]
(Signature)

Michael J. Gray, Secretary, CFO & Director
(name of officer – please print)

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL - ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

Item 1. Reporting Issuer

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Item 2. Date of Material Change

July 31, 2002

Item 3. Press Release

July 31, 2002, Vancouver, British Columbia

Item 4. Summary of Material Change

The Company announced its establishment of several, large property positions on the island of Newfoundland to cover a number of highly prospective gold targets.

Item 5. Full Description of Material Change

VANCOUVER, CANADA: David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) announced that Rubicon has established several, large property positions on the Island of Newfoundland to cover a number of highly prospective gold targets. The acquisitions were spearheaded by Garfield MacVeigh of Rubicon following over one year of evaluation and targeting. Many of the acquisitions extend well beyond, and predate, a recent staking rush on parts of the Island.

The new acquisitions are in addition to Rubicon's recently announced discovery (July 16, 2002 news release) of gold-bearing quartz veins on the **Golden Promise Project,** an area in which Rubicon controls 1527 claims. Work is ongoing to further explore this raw discovery which has no record of any previous exploration work. Continued trenching and sampling of the exposed vein with visible gold has been limited by deep overburden and water inflow into the trenches. A 500 metre, 7-10 hole diamond drill program to test this new gold discovery is planned for mid August. The new acquisitions are summarized below:

- **Glenwood Trend**

Rubicon has acquired, through map staking and 8 separate option agreements, a large land position in an area of the Botwood Basin (referred to here as the Glenwood Trend). The property is adjacent to claims held by Barrick-Altius and is part of a larger area which has been the focus of recent competitive staking. Highlights of the properties, which cover a 55 kilometre prospective strike length, include:

1) Previous diamond drilling on the Golden Bullet property includes the following results:
   - 0.48 oz/ton (16.5 g/t) gold over 26.0 feet [includes 2.98 oz/ton (102.2 g/t) gold over 2.5 feet;
   - 3.09 oz/ton (105.9 g/t) gold over 7.5 feet [includes 12.0 oz/ton (411.9 g/t) gold over 1.9 feet]; and,
   - 0.94 oz/ton (32.2 g/t) gold over 5.2 feet].

2) High-grade gold up to 4.84 oz/ton (165.9 g/t) gold was returned from historical grab sampling of altered intrusives in the Mount Peyton linear. Several concentrations of gold bearing float assaying up to 1.28 oz/ton (43.9 g/t) gold have been identified by prospectors over a 15 kilometre strike length. Previous exploration by Noranda, restricted mainly to the south end of the trend, intersected 0.23 oz/ton (7.9 g/t) gold over 3.28 feet in one drill hole.

3) Two large gold in till (panned till) anomalies (approximately 1km x 1.5km) containing anomalous (>1000 ppb) to extremely anomalous (up to 410,000 ppb) gold in the Jonathan's Pond area.

4) Coarse visible gold in float discovered on projection from known strong alteration and quartz vein zones associated with the Joe Batt's Pond linear. Gold in panned tills documented in several locations over a 10 km strike length along the Joe Batt's Pond linear. These 'float' occurrences imply the existence of possible high-grade gold veins which remain undiscovered.

5) Grab samples by previous operators on the Wings Point property at the northeast end of the Glenwood Trend returned a high value of 0.51 oz/ton (17.5 g/t) gold from a 0.5m wide vein and shear zone and a Fort Knox drill hole intersected 0.29 oz/ton (9.9 g/t) gold over 1.15m. The property remains underexplored.

- **Avalon Trend**

Rubicon has acquired 600 claims in four option agreements located approximately 18 kilometres west and northwest of St. John's, respectively. The claims are underlain by a gold-bearing epithermal system which has only recently been recognized by government geologists. Very limited work has been conducted in this belt and much of the trend has never been drilled. Significant values from the properties include: 0.92 oz/ton (31.5 g/t) gold in angular float (Santana Property), 0.28 oz/ton gold (9.6 g/t) grab sample (Berg) and up to 0.13 oz/ton gold (4.4 g/t) in grab samples (Steep Nap) of spectacularly textured, hematitic, crustiform and chalcedonic quartz veins. The Steep Nap vein system extends over a minimum strike length of 600 metres (1970 feet). Presently known occurrences have generally been discovered as a result of recent road building and it is thought that the mineralization system may be of a considerably greater extent than is currently known. The Company controls a minimum of 45 kilometre strike length potential of this newly recognized system.

- **StarTrack Trend**

In November 2001, Rubicon announced the acquisition by staking and option of a significant property position east of Gander. Prospecting has led to the discovery of visible gold in narrow (5 cm) quartz veins over a strike length of 15 metres, within an extensive quartz-veined system containing multi-phase veins of up to one metre thick. Two grab samples from preliminary sampling contain 6.80 oz/ton (233.5 g/t) gold and 7.47 oz/ton (256.1 g/t) gold. Work to date indicates that the quartz vein system extends for at least 1.5 kilometres and consists of numerous parallel quartz vein and stockwork systems over an 800 metre width. Additional assays from this area and other newly prospected parts of the property are pending. Silicified rocks and silicified breccias from the adjacent Stallion prospect area have returned up to 0.28 oz/ton gold (9.6 g/t gold) from recent grab sampling.

- **New World Trend**

The Company has acquired 457 claims that cover a 30 kilometre belt of sediments and volcanics and intrusive rocks adjacent to and within a major east-northeast trending structural zone. Six new visible gold occurrences (2 float and 4 in situ gold occurrences) have been discovered in the New World trend and recent grab samples from two of the visible gold occurrences have returned values of 3.7 oz/ton (126.9 g/t) gold, 3.8 oz/ton (130.3 g/t) gold and 0.66 oz/ton (22.6 g/t) gold.

Rubicon is carrying out ongoing prospecting and evaluation on all properties and is examining ways to maximize shareholder value from its Newfoundland holdings, including possible joint ventures and/or a spin-off of assets into a new public company.

Agreement terms for the properties are summarized, below:

1) Glenwood-Botwood Basin Trend

The Company has entered into six option agreements to earn a 100% interest in a total of 1114 claims for an aggregate consideration of $478,000 cash over three to four years ($66,000 in year one), issuance of 210,000 shares (12,000 in year one) over four years and then by granting, in each case, a 2% NSR of which a 1% NSR can be purchased for amounts between $1 million to $2.5 million at any time. Rubicon has a 100% interest on an additional 2340 claims acquired by map staking. Two additional option agreements were disclosed in the Company's news release dated February 27, 2002.

2) Avalon Trend

The Company has four option agreements, in which it may earn a 100% interest in a total of 600 claims, for aggregate consideration of $290,000 cash ($52,500 in year one) and issuance of 145,000 shares (no shares in year one) over a three to four year period and then by granting, 2-3% NSR royalties of which 1%-2.0% NSR can be purchased for $1,000,000 to $2,000,000 in each option agreement.

3) StarTrack Trend

Terms of the StarTrack Property agreement were disclosed in November, 2001. One additional property has recently been acquired by option for aggregate consideration of $25,500 ($6,000 in year one) and issuance of $22,500 value in shares over three years and the granting of a 2% NSR. A 1% NSR can be purchased by the Company for $1 million at any time.

4) New World Trend

The Company has entered into an agreement on the New World Property to earn a 100% interest in 457 claims for an aggregate consideration of $57,000 over four years ($12,000 in year one) and the issuance of an aggregate of 45,000 shares (none issued in year one) over three years. The owner was granted a 2.0% NSR of which a 1.0% NSR can be purchased by the Company at any time for $1 million.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officer**

Mr. Michael J. Gray, CFO
(604) 623-3333

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, the 31st day of July, 2002.

(Signature)

David W. Adamson, President & CEO
(name of officer – please print)

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. Rubicon Minerals Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 17, 2002 of 500,000 common shares, Rubicon Minerals Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 17th day of July, 2002.

Rubicon Minerals Corporation

By:

"*David W. Adamson*"
Authorized Signatory

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. Rubicon Minerals Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 17, 2002 of a stock option to purchase 100,000 common shares at $1.15 per share exercisable until July 9, 2002, Rubicon Minerals Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 17th day of July, 2002.

Rubicon Minerals Corporation

By:

"David W. Adamson"
Authorized Signatory

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. Rubicon Minerals Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 10, 2002 of Options to purchase up to 250,000 shares in the capital stock of Rubicon Minerals Corporation exercisable until May 29, 2004 at a price of $1.34 per share, Rubicon Minerals Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 3rd day of July, 2002.

Rubicon Minerals Corporation

By:

"Michael J. Gray"
Michael J. Gray
Secretary

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

By: ______________________

David W. Adamson
President & CEO

Date: August 1, 2002